UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

Under the Securities Exchange Act of 1934
(Amendment No._)*

Holloman Energy Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

435694 10 4
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(CUSIP Number)

Will Hart, Hart & Trinen, 1624 Washington St., Denver, CO 80203 - (303) 839-0061
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 21, 2007
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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                              CUSIP No. 435694 10 4
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(1) Names of reporting persons.                                   Mark Stevenson
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(2) Check the appropriate box if a member of a group                         (a)
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(see instructions)                                                           (b)
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(3) SEC use only
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(4) Source of funds (see instructions)                                    PF, OO
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(5) Check if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e)
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(6) Citizenship or place of organization                                      US
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Number of shares beneficially owned by each reporting person with:
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(7) Sole voting power                                                    589,871
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(8) Shared voting power                                               46,949,091
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(9) Sole dispositive power                                               589,871
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(10) Shared dispositive power                                         46,949,091
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(11) Aggregate amount beneficially owned by each reporting person     58,929,282
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(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)
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(13) Percent of class represented by amount in Row (11)                   49.68%
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(14) Type of reporting person (see instructions)                              IN
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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.001, of Holloman Energy Corporation ("Holloman Energy"), a Nevada corporation. The principal executive office of Holloman Energy is located at 333 North Sam Houston Parkway East, Suite 600, Houston, Texas, 77060. Holloman Energy is principally engaged in the acquisition, exploration and development of oil and gas properties in Australia.

Item 2.  Identity and Background.

     The name of the individual filing this statement is Mark Stevenson. Mr. Stevenson's address is 333 North Sam Houston Parkway East, Suite 600, Houston, Texas, 77060. Mr. Stevenson is Holloman Energy's Principal Executive Officer.

     Mr. Stevenson was not involved in any criminal or civil proceedings described in sections (2)(d) or (2)(e) of this Item.

      Mr. Stevenson is a citizen of the United States.


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Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 5 of this Schedule.

Item 4.  Purpose of Transaction.

     Mr. Stevenson acquired the shares and warrants of Holloman Energy for private investment. Mr. Stevenson does not have any plans or proposals which would relate to or result in actions listed by sections (a)-(j) of this Item.

Item 5.  Interest in Securities of the Issuer.

     The following lists the dates, the number of shares and warrants acquired, and the consideration paid by Mr. Stevenson (and his affiliated entities) for the securities of Holloman Energy.


                                                  Price Per
                                                   Share
 Date           Shares   Warrants   Consideration  Or Unit   Holder of Record                     Note
 ----           ------   --------   ------------- ---------  ----------------                     ----

 9/24/2007      55,000              $    48,400     $ 0.88   Mark Stevenson
10/01/2007      27,000              $    18,900     $ 0.70   Mark Stevenson
11/21/2007      49,972              $    32,482     $ 0.65   Mark Stevenson
11/21/2007  17,237,500                       (1)        (1)  Holloman Oil & Gas Ltd.              (1)
11/21/2007     102,028              $    66,318     $ 0.65   Mark Stevenson Ltd.                  (2)
11/21/2007      29,063              $    18,891     $ 0.65   Lara Jill Stevenson Heritage Trust   (3)
11/21/2007      29,063              $    18,891     $ 0.65   Kristin Nicole Cowan 2004 Trust      (4)
 3/07/2008  15,000,000              $    15,000     $0.001   Holloman Corporation                 (5)
 9/17/2008      60,000              $    15,000     $ 0.25   Mark Stevenson
 9/30/2008     193,050              $    50,193     $ 0.26   Holloman Corporation                 (5)
10/06/2008     196,078    392,156   $    50,000     $0.255   Mark Stevenson
10/06/2008   5,098,040 10,196,080   $ 1,300,000     $0.255   Holloman Corporation                 (5)
12/31/2008   1,812,783              $   150,461     $0.083   Holloman Corporation                 (5)
 6/02/2009   6,045,218              $   604,522     $ 0.10   Holloman Corporation                 (5)
12/23/2009      41,667     20,834   $    20,000     $ 0.48   Mark Stevenson
12/24/2009   1,562,500    781,250   $   750,000     $ 0.48   Holloman Corporation                 (5)
          ------------ ----------
            47,538,962 11,390,320
          ============ ==========

Sole voting power:               589,871
Shared voting power:          46,949,091
Sole dispositive power:          589,871
Shared dispositive power:     46,949,091


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


(1) In November 2007 Holloman Energy acquired Holloman Petroleum Pty. Ltd. in exchange for shares of Holloman Energy's common stock. Holloman Oil & Gas Ltd was the principal shareholder of Holloman Petroleum Pty. Ltd. and received 17,237,500 shares of Holloman Energy's common stock in exchange for its shares in Holloman Petroleum Pty. Ltd. Mr. Stevenson is the Chief Executive Officer and a director of this corporation and is deemed to be the beneficial owner of the shares owned by Holloman Oil & Gas, Ltd.

(2) Mr. Stevenson is a partner in this partnership, and is deemed to be the beneficial owner of the shares held by the partnership.

(3) Mr. Stevenson is the trustee of this trust, and is deemed to be the beneficial owner of the shares held by the trust.

(4) Mr. Stevenson is the trustee of this trust, and is deemed to be the beneficial owner of the shares held by the trust.

(5) Mr. Stevenson is the President and a director of this corporation, and is deemed to be the beneficial owner of the shares held by Holloman Corporation.

     Mr. Stevenson beneficially owns 58,929,282 shares of Holloman Energy's common stock which represents 49.68% of the outstanding common stock of Holloman Energy.

     Except for the shares described in footnote (1) above, Mr. Stevenson (and his affiliated corporations, partnerships and trusts) used their own funds to purchase the common stock and warrants of Holloman Energy. It is expected that Mr. Stevenson and/or Holloman Corporation will use their own funds to exercise any warrants which they hold.

     The shares and warrants of Holloman Energy acquired by Mr. Stevenson (and his affiliated corporations, partnerships and trusts) were acquired in private transactions.

     Mark Stevenson Ltd. is a Texas Limited Partnership with its principal business and office address at 333 North Sam Houston Parkway East, Suite 600, Houston, Texas 77060. Mark Stevenson Ltd. is principally engaged in private investment. Mark Stevenson Ltd. was not involved in any criminal or civil proceedings described in sections (2)(d) or (2)(e) of Item 2.

     Holloman Corporation is a Texas corporation with its principal business and office address at 333 North Sam Houston Parkway East, Suite 600, Houston, Texas 77060. Holloman Corporation is principally engaged in the engineering and construction of pipelines and mid-stream gas processing facilities. Holloman Corporation was not involved in any criminal or civil proceedings described in Sections (2)(d) or (2)(e) of this Item.

     Holloman Oil & Gas Ltd. is an Australian corporation with its principal business and office address at Unit 8-9, 88 Forrest Street, Cottesloe, WA, 6011, Australia. Holloman Oil & Gas Ltd. is principally engaged in the acquisition, exploration and development of natural resources in Australia. Holloman Oil & Gas Ltd. was not involved in any criminal or civil proceedings described in Sections (2)(d) or (2)(e) of this Item.


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


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

     None.


                                    SIGNATURE


      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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Date                                      Signature


                                          Mark Stevenson
                                          ----------------------------------
                                          Name









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